Exhibit 99.1

Global Cord Blood Corporation Reports Financial Results

for the Fourth Quarter and Full Year of Fiscal 2019

Added 22,194 New Subscribers in 4Q19

4Q19 Revenues Increased by 8.0% YoY to RMB251.7 Million ($37.5 Million)

4Q19 Operating Income Increased to RMB88.9 Million ($13.2 Million)

Conference Call to be Held on June 19, 2019 at 8:00 a.m. ET

HONG KONG, China, June 18, 2019 — Global Cord Blood Corporation (NYSE: CO) (“GCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced its unaudited financial results for the fourth quarter and full year of fiscal year 2019 ended March 31, 2019.

Fourth Quarter of Fiscal 2019 Highlights

•                  Fourth quarter revenues increased by 8.0% year over year (“YoY”) to RMB251.7 million ($37.5 million).

•                  New subscribers were 22,194, and the accumulated subscriber base expanded to 750,2731.

•                  Gross profit increased by 8.2% YoY to RMB204.3 million ($30.4 million). Gross margin increased slightly to 81.2% from 81.0% in the prior year period.

•                  Operating income increased to RMB88.9 million ($13.2 million) due to the absence of share-based compensation expense; all outstanding restricted share units (“RSUs”) were fully vested during the quarter ended March 31, 2018.

•                  Operating income before depreciation and amortization and share-based compensation expense (“non-GAAP operating income”) 2 amounted to RMB101.9 million ($15.2 million).

•                  Net income attributable to the Company’s shareholders increased to RMB91.1 million ($13.6 million) due to improved operating income and an increase in fair value of equity securities3 (“mark-to-market gains”) of RMB11.5 million ($1.7 million) in the fourth quarter.

•                  Net cash provided by operating activities improved by 14.0% to RMB221.5 million ($33.0 million).

Full Year Fiscal 2019 Highlights

•                  Revenues increased by 5.3% YoY to RMB986.8 million ($147.0 million).

•                  New subscriber sign-ups reached 89,366 and the accumulated subscriber base expanded to 750,2731.

•                  Gross profit increased by 6.0% YoY to RMB800.7 million ($119.3 million).

•                  Operating income increased by 36.4% to RMB381.7 million ($56.9 million).

•                  Non-GAAP operating income2 improved by 4.7% to RMB434.0 million ($64.7 million).

•                  Net income attributable to the Company’s shareholders increased by 22.8% YoY to RMB291.1 million ($43.4 million).

•                  Net cash provided by operating activities was RMB792.1 million ($118.0 million).

“During fiscal 2019, the total newborn number in China and in the markets we operate decreased. Despite the market condition, we managed to recruit over 89,000 new subscribers, hitting the upper bound of our fiscal 2019 target. The management team is glad with our achievements,” said Ms. Ting Zheng, Chairperson and Chief Executive Officer of GCBC.

“We expect volume contributions from our three markets to remain in their respective trends, and we maintain caution regarding near-term volumes. We believe that our new pricing will absorb some rising cost pressures and bridge the revenue gap while better reflecting the Company’s market position. As we continue to re-examine our capital on hand, business position, core competencies, and strategy, we also remain alert to the possible changes ahead together with available opportunities. With the solid foundation set forth by our PRC cord blood banking business, we continue our commitment towards enhancing service quality, customer experience, and taking a pro-active approach to expand our business scope and service offerings in order to take the Company to the next phase,” Ms. Zheng concluded.

Summary — Fourth Quarter and Full Year Ended March 31, 2018 and 2019

	Three Months Ended March 31,			Year Ended March 31,
(In thousands)	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues	232,981	251,651	37,497	936,768	986,754	147,031
Gross Profit	188,750	204,276	30,438	755,285	800,727	119,312
Operating Income[4]	42,194	88,854	13,239	279,863	381,657	56,869
Change in Fair Value of Equity Securities[3]	—	11,526	1,717	—	(57,125)	(8,512)
Net Income Attributable to the Company’s Shareholders	30,514	91,108	13,574	237,098	291,124	43,380
Earnings per Share
– Basic (RMB/US$)	0.27	0.74	0.11	2.10	2.40	0.36
– Diluted (RMB/US$)	0.25	0.74	0.11	1.99	2.40	0.36

Revenues Breakdown (%)
Processing Fees and Other Services	63.2%	59.1%		65.3%	60.9%
Storage Fees	36.8%	40.9%		34.7%	39.1%

New Subscribers (persons)	21,390	22,194		91,789	89,366
Total Accumulated Subscribers (persons)	661,618	750,273 [1]		661,618	750,273 [1]

Summary — Selected Cash Flow Statement Items

	Three Months Ended March 31,			Year Ended March 31,
(In thousands)	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	194,350	221,495	33,005	818,762	792,118	118,031
Net cash used in investing activities	(19,118)	(508)	(76)	(66,477)	(30,210)	(4,502)
Net cash used in financing activities	—	(3,019)	(450)	(2,015)	(21,192)	(3,158)

Fourth Quarter of Fiscal 2019 Financial Results

REVENUES. Revenues in the fourth quarter of fiscal 2019 increased by 8.0% YoY to RMB251.7 million ($37.5 million). The growth was mainly driven by the expansion of the subscriber base.

The Company’s accumulated subscriber base reached 750,2731 by the end of March 2019, and revenues generated from storage fees increased by 20.0% YoY to RMB103.0 million ($15.3 million). Storage fees accounted for 40.9% of the total revenues, up from 36.8% in the prior year period.

During the reporting quarter, we recorded 22,194 new subscribers. Revenues generated from processing fees and other services in the fourth quarter increased to RMB148.7 million ($22.2 million) from RMB147.2 million in the prior year period. As a percentage of revenues, revenues generated from processing fees accounted for 59.1% compared to 63.2 % in the prior year period.

GROSS PROFIT. Gross profit for the fourth quarter of fiscal 2019 increased by 8.2% YoY to RMB204.3 million ($30.4 million). A better revenue mix was partially offset by noticeable increases in raw material and labor costs, resulting in gross margin slightly increasing to 81.2% during the quarter from 81.0% in the prior year period.

OPERATING INCOME and NON-GAAP OPEARTING INCOME2. Fourth quarter operating income increased significantly to RMB88.9 million ($13.2 million) from RMB42.2 million in the prior year period. Despite higher sales and marketing expenses, operating income improved due to the absence of share-based compensation expenses related to the Company’s RSUs scheme, of which the shares were fully vested in the prior year period. Depreciation and amortization expenses for the reporting quarter was RMB13.1 million ($2.0 million) compared to RMB12.8 million in prior year period. Fourth quarter non-GAAP operating income2 was RMB101.9 million ($15.2 million) compared to RMB102.9 million in the prior year period. Non-GAAP operating margin was 40.5% compared to 44.2% in the same period of last year.

Sales and Marketing Expenses. Although no share-based compensation expense was recorded in the fourth quarter, sales and marketing expenses for the fourth quarter was up 12.8% YoY to RMB67.3 million ($10.0 million). Both higher staff renumeration expenses and increased promotional activities contributed to the increase in sales and marketing expenses. While the decline in newborn numbers within the addressable markets was unfavorable, the Company believes it was necessary and remains devoted to raising public awareness and driving public interest towards the potential medical benefits of umbilical cord blood banking. As a percentage of revenues, sales and marketing expenses increased moderately from 25.6% in the prior year period to 26.7% in the reporting period.

General and Administrative Expenses. General and administrative expenses for the fourth quarter dropped to RMB43.5 million ($6.5 million) from RMB83.5 million in the prior year period. Such decrease was mainly due to the absence of share-based compensation expense related to the vesting of all outstanding RSUs. On a quarter over quarter basis, general administrative expense edged down 3% as the Company continued to closely monitor its administrative cost structure.

OTHER INCOME AND EXPENSES.

Change in Fair Value of Equity Securities. In the reporting quarter, the Company recognized an increase in fair value of equity securities, or “mark-to-market gains”, of RMB11.5 million ($1.7 million) as other income under the new accounting standard3. Such increase was mainly attributable to the investments in Cordlife Group Limited (“Cordlife”).

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. As a result of the increase in operating income as well as the recognition of an increase in fair value of equity securities through net income, net income attributable to the Company’s shareholders for the reporting period nearly tripled to RMB91.1 million ($13.6 million) from RMB30.5 million in the prior year period. Net margin for the fourth quarter of fiscal 2019 improved to 36.2% from 13.1% in the prior year period.

EARNINGS PER SHARE. Basic and diluted earnings per ordinary share for the fourth quarter of fiscal 2019 improved to RMB0.74 ($0.11).

Full Year Fiscal 2019 Financial Results

For the full year fiscal 2019, total revenues increased by 5.3% YoY to RMB986.8 million ($147.0 million). The increase was mainly attributable to the growth in storage fee revenues as the Company’s enlarged subscriber base reached 750,2731 as of March 31, 2019. Gross profit increased by 6.0% YoY to RMB800.7 million ($119.3 million). Operating income increased by 36.4% YoY to RMB381.7 million ($56.9 million), mainly due to the absence of share-based compensation expense. Non-GAAP operating income2 improved by 4.7% YoY to RMB434.0 million ($64.7 million). Decrease in fair value of equity securities during fiscal 2019 was RMB57.1 million ($8.5 million) and was recorded as other expense following the adoption of a new accounting standard3, whereas RMB29.6 million of such decrease was recorded as other comprehensive losses in the previous fiscal year. Net income attributable to the Company’s shareholders increased by 22.8% to RMB291.1 million ($43.4 million), resulting from increased operating income, which was partially offset by the decrease in fair value of equity securities. Basic and diluted earnings per ordinary share were RMB2.40 ($0.36). Net cash provided by operating activities in the full year of fiscal 2019 was RMB792.1 million ($118.0 million) compared to RMB818.8 million in the prior year period.

Recent Developments

•                  On June 4, 2019, the board of directors of the Company (the “Board”) received a non-binding proposal letter from Cordlife, a company listed on the Mainboard of the Singapore Exchange Securities Trading Limited (“SGX”), pursuant to which Cordlife proposes to combine the businesses of Cordlife and the Company, by way of a statutory merger. According to the letter, Cordlife would issue approximately 2,497.9 million ordinary shares at an issue price of SGD0.5 per ordinary share in exchange for all of the outstanding ordinary shares of the Company at $7.50 per ordinary share. Upon completion of the proposed transaction, the Company’s ordinary shares will be delisted from the New York Stock Exchange and the Cordlife ordinary shares will continue to trade on SGX.

•                  On June 5, 2019, the Board formed a special committee of independent directors (the “Special Committee”) who are not affiliated with Cordlife to evaluate such proposal. The Special Committee intends to retain advisors, including an independent financial advisor and U.S. and Cayman Islands legal counsels, to assist it in its work.

•                  The Company cautions its shareholders and others considering trading its ordinary shares that no decisions have been made with respect to the Company’s response to the proposed transaction. The proposed transaction is still subject to various conditions, including but not limited to, completion of due diligence, parties entering into definitive agreement, and/or each of Cordlife and the Company obtaining its relevant regulatory and shareholders approval. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

1 During the three months and year ended March 31, 2019, 22,194 and 89,366 new subscribers were recruited, respectively. The Company reclassified 200 and 711 private cord blood units as donated cord blood units during the three months and year ended March 31, 2019, respectively, after the Company determined that the recoverability of these prior private cord blood banking subscribers was remote. Therefore, the Company terminated their subscription services according to the subscription contracts and these units are being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence, the net accumulated subscriber base was 750,273 as of March 31, 2019.

2 See exhibit 3 to this press release for a reconciliation of non-GAAP operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expense to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The share-based compensation expense for the three months and year ended March 31, 2019 was nil.

3 Change in fair value of equity securities was recognized as other income/expenses instead of other comprehensive income/losses as practiced previously because of the adoption of Accounting Standards Update No. 2016-01 from April 1, 2018. During the three months ended March 31, 2018 and 2019, there were a decrease in fair value of RMB2.5 million and an increase of fair value of RMB11.5 million ($1.7 million) of equity securities, respectively. During the years ended March 31, 2018 and 2019, there were a decrease in fair value of equity securities of RMB29.6 million and RMB57.1 million ($8.5 million), respectively.

4 The reported operating income for the three months and years ended March 31, 2018 and 2019 included the following:

(i)             Depreciation and amortization expenses for the three months ended March 31, 2018 and 2019 were RMB12.8 million and RMB13.1 million ($2.0 million). Depreciation and amortization expenses for the years ended March 31, 2018 and 2019 were RMB50.6 million and RMB52.4 million ($7.8 million); and

(ii)          For the three months and year ended March 31, 2018, share-based compensation expenses related to the Company’s RSUs scheme were RMB47.9 million and RMB84.3 million, respectively, whereas no such expense was recorded in the current quarter and current year since all outstanding RSUs were fully vested in the quarter ended March 31, 2018.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Wednesday, June 19, 2019, to discuss its financial performance and give a brief overview of the Company’s recent developments followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.globalcordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for seven days at the same URL link above. Listeners can also access the call by dialing 1-646-722-4977 or 1-855-824-5644 for US callers, or +852-3027-6500 for Hong Kong callers, access code: 72488018#.

Use of Non-GAAP Financial Measures

GAAP results for the three months and year ended March 31, 2019 include non-cash items related to depreciation and amortization expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure from U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release.

About Global Cord Blood Corporation

Global Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses.  Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and no new licenses will be granted before 2020 in addition to the seven licenses authorized as of today.  Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.globalcordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, the presence of a new majority shareholder, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; the non-binding proposal letter from Cordlife and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ended March 31, 2019 were made at the noon buying rate of RMB6.7112 to $1.00 on March 29, 2019 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Global Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

Mr. William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: william.zima@icrinc.com

EXHIBIT 1

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2018 and 2019

	March 31,	March 31,
	2018	2019
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	4,250,610	4,997,861	744,706
Accounts receivable, less allowance for doubtful accounts (March 31, 2018: RMB58,227; March 31, 2019: RMB89,634 (US$13,356))	107,818	96,923	14,442
Inventories	27,718	27,612	4,114
Prepaid expenses and other receivables	22,276	25,532	3,805
Total current assets	4,408,422	5,147,928	767,067
Property, plant and equipment, net	552,960	545,340	81,258
Non-current deposits	233,115	236,719	35,272
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2018: RMB69,713; March 31, 2019: RMB74,800 (US$11,146))	101,809	104,857	15,624
Inventories	71,758	77,194	11,502
Intangible assets, net	102,065	97,444	14,520
Investment in equity securities	153,882	107,362	15,997
Other investment	189,129	189,129	28,181
Deferred tax assets	31,295	44,981	6,702
Total assets	5,844,435	6,550,954	976,123

LIABILITIES
Current liabilities
Accounts payable	11,372	33,566	5,001
Accrued expenses and other payables	73,023	79,977	11,918
Deferred revenue	366,373	461,986	68,838
Income tax payable	17,407	20,113	2,997
Total current liabilities	468,175	595,642	88,754
Non-current deferred revenue	1,874,014	2,108,442	314,168
Other non-current liabilities	362,876	404,482	60,270
Deferred tax liabilities	20,628	19,626	2,924
Total liabilities	2,725,693	3,128,192	466,116

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 120,961,641 and 120,824,742 shares issued and outstanding as of March 31, 2018 and 121,687,974 and 121,551,075 shares issued and outstanding as of March 31, 2019	83	83	12
Additional paid-in capital	2,053,866	2,101,582	313,145
Treasury stock, at cost (March 31, 2018 and 2019: 136,899 shares, respectively)	(2,815)	(2,815)	(419)
Accumulated other comprehensive losses	(54,654)	(88,738)	(13,223)
Retained earnings	1,116,873	1,407,223	209,683
Total equity attributable to Global Cord Blood Corporation	3,113,353	3,417,335	509,198
Non-controlling interests	5,389	5,427	809
Total equity	3,118,742	3,422,762	510,007
Total liabilities and equity	5,844,435	6,550,954	976,123

EXHIBIT 2

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Year ended March 31, 2018 and 2019

	Three months ended March 31,			Year ended March 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)
Revenues	232,981	251,651	37,497	936,768	986,754	147,031
Direct costs	(44,231)	(47,375)	(7,059)	(181,483)	(186,027)	(27,719)
Gross profit	188,750	204,276	30,438	755,285	800,727	119,312
Operating expenses
Research and development	(3,445)	(4,635)	(691)	(12,718)	(14,688)	(2,189)
Sales and marketing	(59,653)	(67,301)	(10,028)	(219,202)	(235,062)	(35,025)
General and administrative	(83,458)	(43,486)	(6,480)	(243,502)	(169,320)	(25,229)
Total operating expenses	(146,556)	(115,422)	(17,199)	(475,422)	(419,070)	(62,443)
Operating income	42,194	88,854	13,239	279,863	381,657	56,869
Other income/(expenses), net
Interest income	5,903	6,049	901	21,936	25,320	3,773
Interest expense	—	—	—	(3,257)	—	—
Foreign currency exchange gains/(losses)	15	15	2	133	(62)	(9)
Change in fair value of equity securities	—	11,526	1,717	—	(57,125)	(8,512)
Dividend income	—	—	—	634	976	145
Others	679	2,711	404	4,226	5,695	849
Total other income/(expenses), net	6,597	20,301	3,024	23,672	(25,196)	(3,754)
Income before income tax	48,791	109,155	16,263	303,535	356,461	53,115
Income tax expense	(16,771)	(16,405)	(2,444)	(62,656)	(61,260)	(9,128)
Net income	32,020	92,750	13,819	240,879	295,201	43,987
Net income attributable to non-controlling interests	(1,506)	(1,642)	(245)	(3,781)	(4,077)	(607)
Net income attributable to Global Cord Blood Corporation’s shareholders	30,514	91,108	13,574	237,098	291,124	43,380

Earnings per share:
Attributable to ordinary shares
- Basic	0.27	0.74	0.11	2.10	2.40	0.36
- Diluted	0.25	0.74	0.11	1.99	2.40	0.36

Other comprehensive (losses)/income, net of nil income taxes
- Foreign currency translation adjustment	(16,562)	(10,073)	(1,501)	(49,630)	28,232	4,207
- Unrealized holding losses in available-for-sale equity securities
- Unrealized holding losses in available-for-sale equity securities	(2,515)	—	—	(29,619)	—	—
- Reclassification adjustment for losses included in net income	167	—	—	167	—	—
Total other comprehensive (losses)/income	(18,910)	(10,073)	(1,501)	(79,082)	28,232	4,207
Comprehensive income	13,110	82,677	12,318	161,797	323,433	48,194

Comprehensive income attributable to non-controlling interests	(1,506)	(1,642)	(245)	(3,781)	(4,077)	(607)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	11,604	81,035	12,073	158,016	319,356	47,587

EXHIBIT 3

GLOBAL CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months and Year ended March 31, 2018 and 2019

	Three months ended March 31,			Year ended March 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
GAAP amount of operating income	42,194	88,854	13,239	279,863	381,657	56,869
Depreciation and amortization expenses[5]	12,824	13,091	1,951	50,590	52,365	7,803
Share-based compensation expense[6]	47,889	—	—	84,268	—	—
Non-GAAP operating income	102,907	101,945	15,190	414,721	434,022	64,672

5 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets, respectively.

6 Share-based compensation expense relates to the Company’s RSU scheme of which the shares were fully vested in the quarter ended March 31, 2018. Accordingly, there will be no share-based compensation expense relating to those RSUs amortized in subsequent periods.